FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                22 January, 2004


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Section 198 - Capital Group sent to the London Stock Exchange on 22 January, 2004


SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

mmO2 plc

2. Name of shareholder having a major interest

The Capital Group Companies Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Capital International Limited:
Registered Name Number of Shares

State Street Nominees Limited 3,840,660
Canary Wharf
27th Floor, 1 Canada Square
London E14 5AF

Bank of New York Nominees 92,931,259
Bank of New York
3 Birchin Lane
London
EC3V 9BY

Chase Nominees Ltd 25,778,903
Woolgate House
Coleman Street
London EC2P 2HD

Midland Bank plc 2,112,400
5 Laurence Hill
Poutney Hill
London EC4R OE

Bankers Trust 35,440,342
59 1/2 Southmark Street
2nd Floor
London SE1 OHH

Barclays Bank 1,445,500
Barclays Global Securities Services
8 Angel Court
London EC2R 7HT

Citibank London 800,000
11 Old Jewry
London EC2R 8D8

Morgan Guaranty 3,841,500
83 Pall Mall
London SW1Y 5ES

Nortrust Nominees 41,844,866
155 Bishopsgate
London EC2M 3XS

State Street Bank & Trust Co 13,375,073
Deutsche Bank AG 12,259,961
23 Great Winchester Street
London EC2P 2AX

HSBC Bank plc 10,094,549
Securities Services
Mariner House
Pepys Street
London EC3N 4DA

Mellon Bank NA 4,555,532
London Branch
London

Northern Trust AVFC 2,547,414
South Africa

KAS UK 323,100
Kass Associate
PO Box 178
1000 AD Amsterdam

Mellon Nominees (UK) Ltd 1,532,300
150 Buchanan Street
Glasgow G1 2DY

Bank One London 1,371,500

Clydesdale Bank plc 262,000

Northern Trust 14,998,081
C/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS

Morgan Guaranty 3,609,100
83 Pall Mall
London SW1Y 5ES
UK

Capital International S.A.:

Chase Nominees Limited 7,535,477
Woolgate House
Coleman Street
London EC2P 2HD

Midland Bank plc 50,300
5 Laurence
Poutney Hill
EC4R OE

Royal Bank of Scotland 646,100
Regents House
42 Islington High Street
London N1 8XL

Lloyds Bank 290,300
Central Settlement Section
Branches Stock Office
34 Threadneedle Street
London

State Street Bank & Trust Co. 632,600
Citibank NA 136,000
Toronto

Capital International, Inc.:

State Street Nominees Limited 14,906,413
Canary Wharf
27th floor, 1 Canada Square
London E14 5AF

Bank of New York Nominees 3,696,029
Bank of New York
3 Birchin Lane
London EC3V 9BY

Chase Nominees Limited 27,693,024
Woolgate House
Coleman Street
London EC2P 2HD

Nortrust Nominees 694,900
155 Bishopsgate
London EC2M 9XS

State Street Bank & Trust Co. 235,594

Citibank NA 2,877,100
Toronto

HSBC Bank plc 267,500
Securities Services
Mariner House
Pepys Street
London EC3N 4DA

Citibank London 214,100
11 Old Jewry
London EC2R 8DB
Capital Research and Management Company:

Chase Nominees Limited 104,469,000
Woolgate House
Coleman Street
London
EC2P 2HD

Capital Guardian Trust Company

Chase Nominees Limited 7,949,000
Woolgate House
Coleman Street
London EC2P 2HD

Nortrust Nominees 3,192,000
155 Bishopsgate
London EC2M 3XS

Mellon Nominees (UK) Ltd 314,400
150 Buchanan St
Glasgow
G1 2DY
UK


5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

65,767,583

8. Percentage of issued class

0.76%

9. Class of security

Ordinary shares of 0.1p each

10. Date of transaction

20 January 2004 - Date of Section 198 Notification

11. Date company informed

22 January 2004

12. Total holding following this notification

444,962,377

13. Total percentage holding of issued class following this notification

5.132%

14. Any additional information

Notification in respect of section 198 Companies Act 1985

15. Name of contact and telephone number for queries

Emma Ridgewell - 01753 628227

16. Name and signature of authorised company official responsible for making this notification

Emma Ridgewell

Date of notification

22 January 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.




                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 22 January, 2004                 By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary